Mail Stop 4561

November 7, 2008

Harmen Brenninkmeijer
Chief Executive Officer
1-3 Bury Street
Guildford
Surrey GU2 4AW
United Kingdom

> **Re: Octavian Global Technologies, Inc.**
> **Form 8-K, Item 4.01**
> **Filed November 5, 2008**
> **File No. 333-146705**

Dear Mr. Brenninkmeijer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

Item 4.01

1.   We note that the audit report of Mr. Kinross-Kennedy on the financial statements for the fiscal year ended August 31, 2008, contained no adverse opinion or disclaimer of opinion and was not modified as to audit scope or accounting principles, however, the report did contain an explanatory paragraph relating to the uncertainty of the registrant's ability to continue as a going concern. Amend your filing, in accordance with Item 304(a)(1)(ii) of Regulation S-K, to indicate

whether the accountant's report on the financial statements for either of the past two years, *including fiscal year ended August 31, 2007*, contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

2.   We also that in connection with its audit for the most recent fiscal year and through October 31, 2008, there were no disagreements with Mr. Kinross-Kennedy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Amend your filing, in accordance with Item 304(a)(1)(iv) of Regulation S-K, to state whether during the company's *two most recent fiscal years and any subsequent interim period* through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.   Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant